UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 12, 2015

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	12 May 2015

Number	10/15

SUPERIOR CASH RETURNS AND GROWTH THROUGH THE CYCLE

BHP Billiton today outlined how the Company is well positioned to create value through the cycle following the demerger of South32.

Ahead of the Bank of America Merrill Lynch 2015 Global Metals, Mining & Steel Conference in Barcelona, Chief Executive Officer, Andrew Mackenzie, provided new efficiency targets for BHP Billiton’s major businesses and explained how the Company’s financial strength and development projects would support its progressive dividend over both the short and long term.

“In recent years we have made great strides towards becoming the most efficient supplier of our chosen commodities and secured productivity gains of nearly US$10 billion. We believe we can go even further with a simpler portfolio and improve margins by reducing costs more deeply than the competition,” he said.

“The potential benefits are substantial. We expect to cut unit costs at Western Australia Iron Ore by 21 per cent1, 2 to US$16 per tonne during the 2016 financial year. Unit costs at Escondida are expected to fall by 16 per cent on a grade adjusted basis. And we expect drilling costs per well in the Black Hawk to average US$2.9 million – a reduction of 20 per cent.”

Mr Mackenzie said capital and exploration expenditure would fall to US$9 billion2 in the 2016 financial year from US$12.6 billion in 2015. The reduction reflects ongoing improvements in capital productivity along with the deferral of some shale development and the Inner Harbour Debottlenecking project in Western Australia Iron Ore – decisions that will further improve the returns of the Company’s growth portfolio. In its Onshore US business, BHP Billiton now anticipates capital expenditure to be US$1.5 billion in the 2016 financial year to support a development program with ten operated rigs.

“We will continue to invest in our high quality projects to create long term value and support dividend growth. The iron ore and metallurgical coal markets are currently well supplied and we do not expect to invest significantly more in these businesses at this time. Instead our capital will be focused on the commodities we believe will have attractive supply fundamentals,” he said.

“We believe grade decline in copper and field decline in oil will constrain industry production and support a recovery in prices over the medium term. The potash industry has largely exhausted brownfield expansion options and new greenfield supply will be required.

1	Percentage reductions relative to the level reported for the six months to 31 December 2014.
2	2016 financial year guidance is based on an exchange rate of AUD/USD 0.80 and USD/CLP 631.

“Our diverse portfolio of growth options will allow us to select the markets in which we can create the most value.

“Over the next decade, our attractive growth projects at Spence, Olympic Dam and Escondida will help us to embed BHP Billiton as one of the largest and lowest cost copper producers. In Petroleum, the development of our Onshore US acreage, conventional projects like Mad Dog 2, and exploration opportunities such as our program in Trinidad and Tobago will build on our foundation as one of the most competitive independent producers in shale and offshore. And following completion of the shafts, Jansen will be the potash industry’s most advanced option to bring on new greenfield supply.”

Mr Mackenzie added: “BHP Billiton’s investments are expected to generate substantial value. Our pipeline of development projects has an expected average rate of return in excess of 20 per cent3 and we will continue to test all investment decisions against challenging criteria that include buying back our own shares.”

In conclusion, he said: “Our portfolio of low-cost assets is unrivalled in scale and quality and we have the sector’s strongest balance sheet. Together these give us resilience and flexibility in volatile markets. As we improve our productivity and invest in high-return projects through commodity cycles, we expect to offer our shareholders superior returns.”

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Disclaimer

Forward-looking statements

This release contains forward-looking statements, which may include statements regarding, among other things: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.

Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words.

These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. Readers are cautioned not to put undue reliance on forward-looking statements.

For example, future revenues from our operations, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability profitably to produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, the Group does not undertake any obligation publicly to update or review any forward-looking statements, whether as a result of new information or future events.

No offer of securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.

3	Ungeared, post tax, nominal return for future investments; valuation date 1 July 2015.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Mt Whaleback
Creating value through
the cycle
bhpbilliton
resourcing the future
Andrew Mackenzie Chief Executive Officer
12 May 2015

Disclaimer	bhpbilliton resourcing the future

Forward-looking statements
This presentation contains forward-looking statements, which may include statements regarding, among other things: trends in commodity prices and currency exchange rates; demand for commodities; plans, strategies and objectives of management; closure or divestment of certain operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; tax and regulatory developments.
Forward-looking statements can be identified by the use of terminology such as ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of operations or financial condition, or provide other forward-looking statements. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Readers are cautioned not to put undue reliance on forward-looking statements.
For example, future revenues from our operations, projects or mines described in this presentation will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing operations.
Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of operations, mines or facilities include our ability profitably to produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in some of the countries where we are exploring or developing these projects, facilities or mines, including increases in taxes, changes in environmental and other regulations and political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP Billiton’s filings with the US Securities and Exchange Commission (the “SEC”) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.
Except as required by applicable regulations or by law, the Group does not undertake any obligation publicly to update or review any forward-looking statements, whether as a result of new information or future events.
Non-IFRS financial information
BHP Billiton results are reported under International Financial Reporting Standards (IFRS) including Underlying EBIT and Underlying EBITDA which are used to measure segment performance. This presentation may also include certain non-IFRS measures including Adjusted effective tax rate, Free cash flow, Net debt, Net operating assets, Underlying attributable profit, Underlying basic earnings per share, Underlying EBIT margin, Underlying EBITDA interest coverage, Underlying EBITDA margin, and Underlying return on capital. These measures are used internally by management to assess the performance of our business, make decisions on the allocation of our resources and assess operational management. Non-IFRS measures have not been subject to audit or review and should not be considered as an indication of or alternative to an IFRS measure of profitability, financial performance or liquidity.
Presentation of data
Unless specified otherwise, all references to Underlying EBITDA margin and Underlying EBIT margin exclude third party trading activities. BHP Billiton core assets include Western Australia Iron Ore (WAIO); Samarco; Queensland Coal (comprising BHP Billiton Mitsubishi Alliance and BHP Billiton Mitsui Coal); NSW Energy Coal; Cerrejón; Escondida; Olympic Dam; Pampa Norte; Antamina; Onshore US; Shenzi; Mad Dog; Atlantis; Angostura; North West Shelf; Bass Strait; Pyrenees; Macedon; and the Jansen project.
No offer of securities
Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP Billiton.
Reliance on third party information
The views expressed in this presentation contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Andrew Mackenzie, Chief Executive Officer, 12 May 2015	Slide 2

Creating value through the cycle	bhpbilliton resourcing the future

Our diversified portfolio of low-cost assets is unrivalled in scale and quality
– provides flexibility and resilience through volatile market conditions
Superior operating performance supports margins and cash flow
– simplification will drive the next phase of productivity improvement
We have the strongest balance sheet and best suite of development options
– underpins our progressive dividend commitment in both the short and long term

Andrew Mackenzie, Chief Executive Officer, 12 May 2015	Slide 3

Price cycles will remain an enduring feature of commodity markets	bhpbilliton resourcing the future

Unprecedented demand growth supported high prices and high levels of capital investment
Recent capacity additions are now weighing on margins
– prepared for the possibility of an extended period of lower prices for some commodities
– a reminder that we operate in competitive and cyclical markets
– sustainable earnings require being a competitive supplier, not supply restraint
Our ongoing success rests on solid foundations – high-quality assets – operational excellence – balance sheet strength
– capital discipline Unprecedented demand growth… (copper, iron ore and oil consumption index, 1985 = 100)
220 +1.7% CAGR +3.8% CAGR 1985 – 2002 2002 – 2011 180 140 100 1985 1995 2005 2015
…led to unsustainable margins (copper, iron ore and oil price index, real, 1985 = 100)
340 –2.8% CAGR +19.9% CAGR 280 1985 – 2002 2002 – 2011 220 160 100 40 1985 1995 2005 2015
Source: BHP Billiton analysis; Wood Mackenzie; US Geological Survey; Macquarie Bank; BP Statistical Review of World Energy June 2014. Andrew Mackenzie, Chief Executive Officer, 12 May 2015 Slide 4

Lower prices place a premium on the right commodities and the best assets bhpbilliton
resourcing the future

- We have an unrivalled portfolio of upstream Tier 1 assets in our chosen commodity pillars
- Post-demerger we will focus on 12 operated assets offering scale, simplicity and diversification
  - each asset is absolutely on strategy and each has earned its place
- Our unique portfolio provides a sustainable competitive advantage through commodity price cycles
  - sector-leading margins
  - embedded expansion options

High-quality assets and the right commodities[1]...
(H1 FY15 Underlying EBITDA margin, %)



80
60
40
20
0
Iron ore
Petroleum
Copper
Energy coal
Metallurgical coal
Note: Bubble size represents copper equivalent production (H1 FY15)[2]
1st
2nd
3rd
4th
Cost curve position[3] (quartile)

...support strong margins[1]
(average Underlying EBIT margin, 2005-2014, %)



55
45
35
25
15
Max
Min
BHP Billiton
Peers[4]

1. Core assets; Underlying EBIT margin is calculated on a financial year basis for BHP Billiton and calendar year basis for peers.
2. Copper equivalent production is calculated using FY13 average realised prices.
3. Weighted average equity share of production on a quality-adjusted operating cost basis in CY14 versus contestable demand in the markets in which our assets operate.
4. Peer group includes Rio Tinto, Anglo American and Vale.

Source: BHP Billiton analysis.

Andrew Mackenzie, Chief Executive Officer, 12 May 2015 Slide 5

Operational excellence maximises margins and returns
bhpbilliton
resourcing the future
In conventional petroleum we are setting industry benchmarks
- outstanding operational uptime performance
- lowest cost driller in the Gulf of Mexico1
Across our minerals assets, our productivity has improved substantially from FY13 to FY152
- Escondida truck utilisation +15%
- Eastern Ridge ore handling plant +30%3
- Goonyella truck utilisation +20%
There is further room for improvement as we continue to target best-in-class performance
1. Deepwater Gulf of Mexico, sub-salt, post-moratorium.
2. FY15 represents H1 FY15 annualised.
3. Tonnes per annum; Eastern Ridge forms part of the Newman mining hub.
4. Large peers include BP, Shell, Chevron, Statoil and Exxon.
5. Mid-tier peers include Noble, Hess, Anadarko, Apache and ConocoPhillips.
6. Represents utilisation rates for coal wash-plants, copper mills and iron ore handling plants. Source: BHP Billiton analysis; Rushmore; Offshore Oil Scouts Association.
Industry leader in off-shore drilling1
(average drill time, days per 1,000 feet)
9
6
3
0
BHP Billiton Large peers4 Mid-tier peers5
Increasing plant productivity6
(ore processed per plant, Mtpa)
30 +11%
+17%
20
+17%
10
0
Coal Copper Iron Ore
FY13 FY14 FY15 2
Andrew Mackenzie, Chief Executive Officer, 12 May 2015
Slide 6

Simplification will further enhance productivity
bhpbilliton
resourcing the future
Our focus on operational excellence has delivered nearly US$10 billion of annualised productivity-led gains1
A simpler, more operationally-consistent portfolio will better leverage our systems and processes to deliver further gains
We expect to cut costs more deeply than the competition in FY16
- WAIO unit costs of US$16/t
- Queensland Coal unit costs of US$67/t
- Escondida unit costs of US$1.21/lb (US$1.10/lb on a grade-adjusted basis2)
- Black Hawk well costs of US$2.9 million
- US$100 million per annum functional cost reduction following demerger3
Western Australia Iron Ore
(unit cash costs, US$/t)
30 25 20 15 10
FY12 FY13 FY14 H1 FY15 FY16e
Escondida
(unit cash costs, US$/lb)
1.6 Grade-adjusted cost2
1.4 1.2 1.0 0.8
FY12 FY13 FY14 H1 FY15 FY16e
Queensland Coal
(unit cash costs, US$/t)
150 120 90 60 30
FY12 FY13 FY14 H1 FY15 FY16e
Black Hawk
(drilling cost per well, US$ millions)
5 4 3 2 1
FY12 FY13 FY14 H1 FY15 FY16e
1. Represents annualised volume and cash cost productivity gains; H1 FY15 relative to FY12.
2. Unit cash costs on an FY12 grade-equivalent basis (average head grade; concentrate and cathode).
3. Pre-tax; expect to achieve 90% of functional cost reduction by the end of FY17.
Note: Western Australia Iron Ore (WAIO) and Queensland Coal unit cash costs exclude freight and royalties; Escondida unit cash costs exclude freight and treatment and refining charges. FY16 guidance is based on an exchange rate of AUD/USD 0.80 and USD/CLP 631.
Andrew Mackenzie, Chief Executive Officer, 12 May 2015
Slide 7

Disciplined capital management
bhpbilliton
resourcing the future
Capital allocation is a significant driver of long-term value creation
- we have led our peers on a ratio of cash returns to capital expenditure
- on track to deliver 16% volume growth for the two years to the end of FY151
Our approach to capital management is unchanged and remains focused on value and returns
- maintaining our strong balance sheet
- committed to our progressive dividend
- selective investment in our high-returning development options
- all growth options tested against investing in our own shares
Appropriate balance of investment and returns2, 3
(aggregate capital investment vs cash returns, CY10-CY14, %)
100 75 50 25
33 31 27 13
0
BHP Billiton Peer 1 Peer 2 Peer 3
Cash returns
Capital expenditure
Return excess to shareholders
Strong balance sheet & solid A credit rating
Capital allocation
Maximise shareholder returns
Investment
Progressive base dividend
1. Refers to growth in copper equivalent production which is calculated using FY13 average realised prices.
2. Does not include acquisitions or proceeds from divestments.
3. Peer group includes Rio Tinto, Anglo American and Vale.
Andrew Mackenzie, Chief Executive Officer, 12 May 2015
Slide 8

Commitment to our progressive dividend reflects our underlying strengths bhpbilliton
resourcing the future
Our progressive dividend has withstood previous cycles and remains a commitment to shareholders
We have numerous levers available to safeguard the dividend
- simplification is expected to release further productivity gains driving improvement beyond the US$4 billion targeted by the end of FY17
- revised FY16 capital expenditure of US$9.0 billion1 reflects rising capital productivity and flexibility
- sector’s strongest credit rating
Consistent growth in our progressive base dividend
(dividends determined, US cents per share, index, CY05 = 100)
400 300 200 100 0
CY05 CY06 CY07 CY08 CY09 CY10 CY11 CY12 CY13 CY14
BHP Billiton Peer group average2
Our strategy is supported by a strong balance sheet
(credit rating, Standard & Poor’s)
A + A A - BBB + BBB
2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
BHP Billiton Peer group range2
1. FY16 capital and exploration guidance is based on an exchange rate of AUD/USD 0.80.
2. Peer group includes Rio Tinto, Anglo American and Vale.
Andrew Mackenzie, Chief Executive Officer, 12 May 2015
Slide 9

The quality, depth and flexibility of our growth portfolio is a key differentiator bhpbilliton
resourcing the future
High-quality pipeline of growth projects and the financial strength to progress them at all points of the cycle
- average rate of return in excess of 20%1
With quality growth options across all our pillars, we can grow in the commodities we choose
- medium term: Spence Growth Option, Los Colorados Extension, Onshore US liquids, Mad Dog 2
- longer term: Olympic Dam underground expansion, Onshore US gas, Resolution, Jansen, exploration (oil and copper)
Investment focused on copper and petroleum
(forecast capital expenditure2, FY16-FY20, %)
100
80
60
40
20
0
Maintenance Major growth3 Exploration4
Petroleum Copper Iron Ore Coal Potash
Strong pipeline of copper growth options5
(indicative project timeline)
OD DB
EWS OD UG Antamina
OGP1 SGO
LCE Resolution
Future
2015 2020
Projects in execution Growth options
1. Ungeared, post tax, nominal return for prioritised future investments; valuation date 1 July 2015.
2. Excludes deferred stripping and minor capital projects (below US$250 million).
3. Includes capital projects exceeding US$250 million.
4. Represents capitalised and expensed costs; does not include delineation drilling in iron ore and coal.
5. OGP1 refers to the Escondida Organic Growth Project 1; OD DB refers to the Olympic Dam debottlenecking project; EWS refers to the Escondida Water Supply project; LCE refers to the Los Colorados Extension project; SGO refers to the Spence Growth Option (hypogene resource); OD UG refers to the Olympic Dam 21 Mtpa underground expansion.
Andrew Mackenzie, Chief Executive Officer, 12 May 2015
Slide 10

Creating value through the cycle
bhpbilliton
resourcing the future
Our diversified portfolio of low-cost assets is unrivalled in scale and quality
- provides flexibility and resilience through volatile market conditions
Superior operating performance supports margins and cash flow
- simplification will drive the next phase of productivity improvement
We have the strongest balance sheet and best suite of development options
- underpins our progressive dividend commitment in both the short and long term
Andrew Mackenzie, Chief Executive Officer, 12 May 2015
Slide 11

bhpbilliton
resourcing the future

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: May 12, 2015	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary